CRESTWOOD MIDSTREAM PARTNERS LP 717 Texas Avenue, Suite 3150 Houston, Texas 77002

December 2, 2010

VIA EDGAR AND UPS OVERNIGHT CARRIER Mr. H. Christopher Owings Assistant Director Securities & Exchange Commission Division of Corporation Finance Mail Stop 7010 Washington, DC 20549-7010

Re:	Crestwood Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 8, 2010
File No. 001-33631

Dear Mr. Owings:

     This letter sets forth the responses of Crestwood Midstream Partners LP (“Crestwood” or the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 18, 2010 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

     In those instances in which we believe that it would be appropriate to include revised or additional disclosure in our future filings in response to the Staff’s comments, we have included our proposals with respect to such additional disclosure (indicated by underlining) in this document.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

1. We note your response to comment 2 in our letter dated October 29, 2010 and the related revisions in your filing. However, it appears that exhibit 10.1, the Credit Agreement dated October 1, 2010, does not include all of the referenced schedules. Please advise or refile a complete copy of this agreement.

Response: Crestwood confirms it will refile Exhibit 10.1 in its entirety, including all exhibits and schedules, as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. Please note that some information on schedules will be redacted and be subject to a confidential treatment request.

Pursuant to your request, the Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of the foregoing, please contact me at 832-519-2272.

Very truly yours, /s/ William Manias

William G. Manias Senior Vice President - Chief Financial Officer Crestwood Midstream Partners LP By Crestwood Gas Services GP LLC, it general partner